Exhibit 99.1

GOLD STANDARD CLOSES C$21.0 MILLION FINANCING

July 31, 2019 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV, NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) is pleased to announce that it has closed the previously announced bought deal financing (the “Offering”). The Offering was comprised of 15,000,000 common shares of the Company (“Common Shares”) at C$1.22 per Common Share as well as an over-allotment of 2,250,000 Common Shares at C$1.22 per Common Share (representing 15% of the Common Shares offered pursuant to the Offering) which was exercised in full by the underwriters for total gross proceeds of C$21,045,000.

The net proceeds of the Offering will be used for continued exploration and for permitting and development at the Company’s 100% owned Railroad-Pinion Project and for working capital purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Offering was led by BMO Capital Markets. The underwriters received a cash commission based on the gross proceeds from the Offering.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. Gold Standard’s successful exploration of the Pinion and Dark Star gold deposits has created potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend.

The Pinion deposit has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Mineral Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. This mineral resource estimate is expected to be re-estimated this year to include drill results from 2018.

The Dark Star deposit, 2.1 km to the east of Pinion, has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Mineral Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. This mineral resource estimate is expected to be re-estimated this year to include highly favourable 2018 drill results.

The North Bullion deposit, 7 km to the north of Pinion, has a mineral resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Mineral Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the Toronto Stock Exchange nor its regulation services provider nor the NYSE American, LLC accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking information and forward-looking statements (collectively, “forward-looking statements”), which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about the re-estimation of mineral resource estimates, potential near term development option, and the use of proceeds from the Private Placement, are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com